Mail Stop 4561

December 5, 2006

Mr. Keith R. Guericke
Chief Executive Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re:** **Essex Property Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-13106**

Dear Mr. Guericke:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 6. Selected Financial Data, page 25

1.   In future filings, please revise to include balances related to redeemable preferred stock, or tell us how you determined inclusion of such amounts in your selected financial data was not required. Refer to Item 301 of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

2.   We note from your disclosure here and at page F-20 that you have interest rate
        cap agreements on approximately $153M of your variable rate debt. In addition,
        from your disclosure on page 34 we know that you have forward-starting swaps
        related to forecasted debt issuances. In future filings, please revise to include the
        market risk information required by Item 305 of Regulation S-K in Item 7A
        related to your interest rate caps and forward-starting swaps. Please also revise to
        disclose the fair value of the interest rate caps and include the disclosures required
        by paragraph 45 of SFAS 133 in the footnotes to your financial statements in all
        future filings.

Item 9A. Controls and Procedures, page 40

3.   We note your statement that "A control system, no matter how well conceived
        and operated, can provide only reasonable, not absolute, assurance that the
        objectives of the control system are met. Further, the design of a control system
        must reflect the fact that there are some resource constraints, and the benefits of
        the controls must be considered relative to their costs. Because of their inherent
        limitations in all control systems, no evaluation of controls can provide absolute
        assurance that all control issues and instances of fraud, if any, within the
        Company have been detected." Please confirm to us and revise in future filings to
        disclose, if true, that your disclosure controls and procedures are *designed to*
        provide reasonable assurance of achieving their objectives and that your officers
        concluded that your disclosure controls and procedures are effective at that
        reasonable assurance level. In the alternative, you may remove the reference to
        the level of assurance of your disclosure controls and procedures in future filings.
        Please refer to Section II.F.4 of Management's Reports on Internal Control Over
        Financial Reporting and Certification of Disclosure in Exchange Act Periodic
        Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Balance Sheets, page F-4

4.   In future filings, please revise to present Commitments and contingencies below
        Total liabilities and above Minority interests. Refer to Rule 5-02 of Regulation
        S-X.

5.   We note from your disclosure at page 11 that the terms of your Series F Preferred
        Stock provide the holders of a majority of such outstanding shares to require you
        to redeem such stock if you fail to qualify as a REIT. In light of this, please tell
        us how you determined such preferred stock should be included as a component
        of permanent equity. Refer to EITF D-98.

Consolidated Statements of Cash Flows, page F-7

6.   We note from your disclosure at page F-13 that your restricted cash relates to reserve requirements in connection with your mortgage debt. In light of this, please tell us how you determined changes in this balance should be classified as cash flows from investing, rather than financing, activities. Refer to paragraph 24 of SFAS 95.

Note (3) Real Estate

(b) Investments, page F-15

7.   We note that equity income in co-investments represents approximately 24% and 53% of net income in 2005 and 2004, respectively. Please tell us how you determined whether financial statements of any individual equity method investee were required under Rule 3-09 of Regulation S-X.

Exhibits

Exhibits 31.1 and 31.2

8.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence. Please provide the same confirmation as it relates to the certifications filed with your Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Keith R. Guericke
Essex Property Trust, Inc.
December 5, 2006
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant